UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of l934
                               (Amendment No. 5)*

                             GERBER SCIENTIFIC, INC.
                             -----------------------
                                (Name of Issuer)

                          Common Stock, $1.00 Par Value
                          -----------------------------
                              (Title of Securities)

                                    373730100
                                    ---------
                                 (CUSIP Number)

                               Bonnie J. Roe, Esq.
                             Day, Berry & Howard LLP
                              One Canterbury Green
                               Stamford, CT 06901
                                 (203) 977-7000
              -----------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive
                           Notices and Communications)

                                November 18, 2001
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages


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CUSIP NO. 373730100                                                  Page 2 of 5



1.       Name of Reporting Persons S.S. or I.R.S. Identification No.

         Sonia K. Gerber
         David J. Gerber

2.       Check the Appropriate Box if a Member of a Group*
                                                              (a) /   /
                                                              (b) /   /
3.       SEC Use Only

4.       Source of Funds*   Not Applicable

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

6.       Citizenship or Place of Organization:

         Sonia K. Gerber - USA
         David J. Gerber - USA

Number of Shares Beneficially Owned by Each Reporting Person With:

7.       Sole Voting Power
         Sonia K. Gerber                                        544,621
         David J. Gerber                                        571,415

8.       Shared Voting Power
         Sonia K. Gerber                                        0
         David J. Gerber                                        43,440

9.       Sole Dispositive Power
         Sonia K. Gerber                                        544,621
         David J. Gerber                                        571,415

10.      Shared Dispositive Power
         Sonia K. Gerber                                        0
         David J. Gerber                                        43,440

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         Sonia K. Gerber                                       544,621
         David J. Gerber                                       614,855

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*

          Not Applicable

13.      Percent of Class Represented by Amount in Row (11)
         Sonia K. Gerber                                        2.5%
         David J. Gerber                                        2.8%

14.      Type of Reporting Person:    IN, IN


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CUSIP NO. 373730100                                                  Page 3 of 5


         This amendment amends Amendment No. 4 to the statement on Schedule 13D filed by Sonia K. Gerber and David J. Gerber. Sonia K. Gerber reduced the number of shares of common stock of Gerber Scientific, Inc. (the "Issuer") beneficially owned by her by resigning as trustee of seven trusts over which, as trustee, she shared the power to vote and dispose of an aggregate of 905,444 shares of common stock of the Issuer. These resignations took place on November 18, 2001 and November 20, 2001. With this Amendment No. 5, Sonia K. Gerber discontinues reporting beneficial ownership on Schedule 13D.

         The number of shares of common stock of the Issuer beneficially owned by David J. Gerber was reduced by the revocation, on November 18, 2001, of a financial power of attorney from Sonia K. Gerber to David J. Gerber with respect to her property, including shares of common stock of the Issuer held by Sonia K. Gerber. With this Amendment No. 5, David J. Gerber discontinues reporting beneficial ownership on Schedule 13D.

         Sonia K. Gerber and David J. Gerber do not share beneficial ownership of any shares of common stock of the Issuer.


Item 1.  Security and Issuer

         This statement relates to the common stock, par value $1.00 per share, of

                  Gerber Scientific, Inc.
                  83 Gerber Road West
                  South Windsor, Connecticut 06074


Item 2.  Identity and Background

         The following information is furnished with respect to Sonia K. Gerber and David J. Gerber, the persons filing this statement. Both of the Reporting Persons are citizens of the United States.

         (1) Sonia K. Gerber's address is 34 High Wood Road, West Hartford, Connecticut 06117. Mrs. Gerber is not employed, and has not, during the last five years, been convicted in any criminal proceeding nor has she, during the last five years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (2) David J. Gerber's business address is c/o Gerber Scientific, Inc., 83 Gerber Road West, South Windsor, Connecticut 06074. Mr. Gerber is the Vice President of Business Development and Technology Strategy and a Director of Gerber Scientific, Inc. Mr. Gerber has not, during the last five years, been convicted in any criminal proceeding nor has he, during the last five years, been a party to any civil proceedings resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration:

         Not Applicable



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CUSIP NO. 373730100                                                  Page 4 of 5


Item 4.  Purpose of Transaction

         The purpose of this Amendment No. 5 is to reflect the reduction in the beneficial ownership of the Issuer's shares: (a) by Sonia K. Gerber, as a result of her resignation as trustee of trusts over which, as trustee, she shared the power to vote and to dispose of 905,444 shares in the aggregate and (b) by David
J. Gerber, as a result of the revocation of a financial power of attorney held by David J. Gerber with respect to shares of common stock of the Issuer held by Sonia K. Gerber.


Item 5.  Interest in Securities of the Issuer

         Sonia K. Gerber beneficially owns 544,621 shares of common stock of the Issuer in her own name, and no other shares of common stock of the Issuer. These shares represent approximately 2.47% of the outstanding shares of common stock of the Issuer.

         Sonia K. Gerber has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of all 544,621 shares beneficially owned by her.

         David J. Gerber beneficially owns an aggregate of 614,855 shares, representing approximately 2.79% of the outstanding shares of common stock of the Issuer. Of these 614,855 shares, David J. Gerber has sole power to vote or direct the vote and sole power to dispose or direct the disposition of 571,415 shares, consisting of: 83,255 shares in his own name; options to purchase 46,101 shares which are exercisable within 60 days; 30,746 shares held a trust established under the will of Bertha Gerber (under the terms of the trust, an unrelated party is the trustee, but is obligated to follow the direction of the beneficiary, David J. Gerber, with respect to all matters relating to such shares, including voting and the retention or sale of such shares); 34,996 shares as sole trustee of a trust for the benefit of Sonia K. Gerber; and 376,317 shares as sole trustee of two trusts for his benefit. David J. Gerber shares the power to vote or direct the vote and the power to dispose or direct the disposition of a total of 43,440 shares held in two trusts for his benefit, of which he is a co-trustee. On October 9, 2001, David J. Gerber resigned as trustee with respect to a trust for the benefit of Sonia K. Gerber that held 818,564 shares of common stock of the Issuer.

         No transactions in the Issuer's common stock were effected by either of the Reporting Persons during the past sixty days. The reductions in beneficial ownership resulted from the resignation of Sonia K. Gerber as trustee of certain trusts and the revocation of the financial power of attorney held by David J. Gerber with respect to shares of common stock of the Issuer held by Sonia K. Gerber.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 4 and 5 above.


Item 7.  Material to be Filed as Exhibits.


         The agreement of the parties pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934 is included under the heading "Signatures" below.



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CUSIP NO. 373730100                                                  Page 5 of 5


                                   Signatures

         After reasonable inquiry and to the best knowledge of and on behalf of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct, and the undersigned each agree that this Schedule 13D is filed on behalf of each of them.




Date:  December 10, 2001
                                                     /s/ Sonia K. Gerber
                                                     -------------------
                                                      Sonia K. Gerber



                                                     /s/ David J. Gerber
                                                     -------------------
                                                      David J. Gerber